Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Madison Square Garden Company:

We consent to the incorporation by reference in the registration statement (No. 333-207183) on Form S-8 of The Madison Square Garden Company of our reports dated August 16, 2018, with respect to the consolidated balance sheets of The Madison Square Garden Company as of June 30, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), cash flows, and equity and redeemable noncontrolling interests for each of the years in the three-year period ended June 30, 2018, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of June 30, 2018, which reports appear in the June 30, 2018 annual report on Form 10‑K of The Madison Square Garden Company.

/s/ KPMG LLP

New York, New York
August 16, 2018